SEC 1746 (11-02)     Page 1 of 10

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

AVI BioPharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

002346104

(CUSIP Number)

Eric M. Sippel
Eastbourne Capital Management, L.L.C.
1101 Fifth Avenue, Suite 370
San Rafael, CA 94901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)     Page 1 of 10

CUSIP No. 002346104

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eastbourne Capital Management, L.L.C.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          x
(b)     ______

3.     SEC Use Only

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,112,069
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,112,069

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     7,112,069

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     8.3%

14.     Type of Reporting Person (See Instructions)     IA, OO

CUSIP No. 002346104

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard Jon Barry

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          x
(b)     ______

3.     SEC Use Only

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,112,069
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,112,069

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     7,112,069

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     8.3%

14.     Type of Reporting Person (See Instructions)     HC, IN

CUSIP No. 002346104

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Offshore Master Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          x
(b)     ______

3.     SEC Use Only

4.     Source of Funds (See Instructions)      WC

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,018,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,018,340

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     5,018,340

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     5.9%

14.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 002346104

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Fund I, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          x
(b)     ______

3.     SEC Use Only

4.     Source of Funds (See Instructions)      WC

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,856,671
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,856,671

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,856,671

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     2.2%

14.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 002346104

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Fund II, L.L.C.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          x
(b)     ______

3.     SEC Use Only

4.     Source of Funds (See Instructions)      WC

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 237,058
9. Sole Dispositive Power 0
10. Shared Dispositive Power 237,058

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     237,058

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     0.3%

14.     Type of Reporting Person (See Instructions)     OO

CUSIP No. 002346104

Item 1.     Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of AVI BioPharma, Inc. (the "Issuer"). The principal executive office of the Issuer is located at One SW Columbia Street, Suite 1105, Portland, OR 97258.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)     Eastbourne Capital Management, L.L.C (“Eastbourne”), Richard Jon Barry (“Barry”), Black Bear Offshore Master Fund, L.P. (the “Offshore Fund”), Black Bear Fund I, L.P. (“Fund I”) and Black Bear Fund II, L.L.C. (“Fund II”, and collectively with Eastbourne, Barry and Fund I, the “Filers”).

(b)     The business address of all of the Filers except for the Offshore Fund is 1101 Fifth Avenue, Suite 370, San Rafael, CA 94901.

     The business address of the Offshore Fund is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, West Bay Road, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands

(c)     Eastbourne is a registered investment adviser and is the general partner or manager of investment limited partnerships and limited liability companies, including the Offshore Fund, Fund I and Fund II. Eastbourne also is the investment adviser to those partnerships and companies and to other accounts, including the Offshore Fund, Fund I and Fund II. Mr. Barry is the controlling owner and managing member of Eastbourne.

(d)     During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Please see the cover page for each Filer’s citizenship.

Item 3.     Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Eastbourne/Barry	Funds Under Management	$8,250,000 (1)
Offshore Fund	Working Capital	$5,821,274
Fund I	Working Capital	$2,153,739
Fund II	Working Capital	$274,987

(1) Includes the amount used to purchase the shares of Stock beneficially owned by the Offshore Fund, Fund I and Fund II.

CUSIP No. 002346104

Item 4.     Purpose of Transaction

On January 30, 2009, Eastbourne, the Offshore Fund, Fund I and Fund II purchased Units directly from the Issuer in a registered offering under a Securities Purchase Agreement (the “Agreement”) dated January 29, 2009. Each Unit consists of one share of Stock and a warrant to purchase one share of Stock (the “Warrants”). The Warrants are not exercisable until about July 30, 2009. Therefore, the Filers are not now deemed to beneficially own the Stock issuable on the Warrants’ exercise and those shares of the Stock are not included herein. A copy of the Agreement is incorporated as Exhibit B hereto by reference to Exhibit 10.67 of the Current Report on Form 8-K filed by the Issuer on January 30, 2009 (the “8-K”). The form of Common Stock Purchase Warrant is incorporated as Exhibit C hereto by reference to Exhibit 4.4 to the 8-K. In connection with the purchase under the Agreement, the Issuer also entered into a letter agreement (the “Letter Agreement”) with Eastbourne under which, subject to certain conditions, the Issuer has agreed to appoint Eastbourne’s nominee to its Board of Directors. The Letter Agreement terminates when funds managed by Eastbourne own less than 25% of the Stock purchased pursuant to the Agreement, including Stock, if any, acquired on exercise of the Warrants. A copy of the Letter Agreement is incorporated as Exhibit D hereto by reference to Exhibit 10.68 to the 8-K.

The Filers acquired the Stock for investment purposes in the ordinary course of their business. In pursuing their investment purposes, the Filers may further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to, or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D with respect to the investment in the Issuer. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5.     Interest in Securities of the Issuer

(a), (b) and (d) the Filer’s beneficial ownership of Stock on the date of this report is reflected on each Filer’s cover page. Eastbourne is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients, including Fund I, Fund II and the Offshore Fund, and is deemed to share beneficial ownership of and voting and dispositive power with respect to the shares of Stock beneficially owned by its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Except for the Offshore Fund, no client individually holds more than 5% of the outstanding Stock. By virtue of its control of Fund I, Fund II and the Offshore Fund, Eastbourne is deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Stock beneficially owned by each of Fund I, Fund II and the Offshore Fund. Mr. Barry is the controlling owner and managing member of Eastbourne. By virtue of his control of Eastbourne, Mr. Barry is deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Stock beneficially owned by Eastbourne.
(c) Except for the purchase described in Item 4, none of the Filers has effected any purchases during the past sixty days.

Item 6.     Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Eastbourne is the general partner of Fund I and the Offshore Fund and the managing member of Fund II pursuant to agreements of limited partnership or limited liability company agreements between Eastbourne, Fund I, Fund II and the Offshore Fund, respectively. Those agreements provide to Eastbourne the authority, among other things, to invest the funds of Fund I, Fund II and the Offshore Fund, to vote and dispose of Stock and to file this statement on behalf of Fund I, Fund II and the Offshore Fund. Pursuant to those limited partnership and limited liability company agreements, Eastbourne is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7.     Material to Be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 6, 2009

EASTBOURNE CAPITAL MANAGEMENT, L.L.C. By: Eric M. Sippel, Chief Operating Officer	BLACK BEAR FUND I, L.P. By: Eastbourne Capital Management, L.L.C., its general partner By: Eric M. Sippel, Chief Operating Officer
BLACK BEAR FUND II, L.L.C. By: Eastbourne Capital Management, L.L.C., its Managing Member By: Eric M. Sippel, Chief Operating Officer	BLACK BEAR OFFSHORE MASTER FUND, L.P. By: Eastbourne Capital Management, L.L.C., its general partner By: Eric M. Sippel, Chief Operating Officer
Richard Jon Barry

CUSIP No. 002346104

EXHIBIT INDEX

Exhibit A     Joint Filing Agreement, dated February __, 2009, among Eastbourne Capital Management L.L.C., Black Bear Offshore Master Fund, L.P., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C. and Richard Jon Barry

Exhibit B     Securities Purchase Agreement dated January 29, 2009, incorporated by reference to Exhibit 10.67 of the Current Report on Form 8-K filed by the Issuer on January 30, 2009

Exhibit C     Form of Common Stock Purchase Warrant incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer on January 30, 2009

Exhibit D     Letter Agreement incorporated by reference to Exhibit 10.68 to the Current Report on Form 8-K filed by the Issuer on January 30, 2009

CUSIP No. 002346104

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of AVI BioPharma, Inc. For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:     February 6, 2009

EASTBOURNE CAPITAL MANAGEMENT, L.L.C.

By: Eric M. Sippel, Chief Operating Officer	BLACK BEAR FUND I, L.P. By: Eastbourne Capital Management, L.L.C., its general partner By: Eric M. Sippel, Chief Operating Officer
BLACK BEAR FUND II, L.L.C. By: Eastbourne Capital Management, L.L.C., its Managing Member By: Eric M. Sippel, Chief Operating Officer	BLACK BEAR OFFSHORE MASTER FUND, L.P. By: Eastbourne Capital Management, L.L.C., its general partner By: Eric M. Sippel, Chief Operating Officer
Richard Jon Barry

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